# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Russell Investments Exchange Traded Funds, CIK 0002042513
CUSIP: 78249U308
Title of class of securities: Shares of Global Equity ETF
Address of issuer's principal executive offices: 401 UNION STREET, 18TH FLOOR, SEATTLE, Washington (WA), 98101
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000810972

## Reporting persons
- Robert W. Baird & Co. Inc: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 585,358; sole dispositive power 0; shared dispositive power 585,358; aggregate amount beneficially owned 585,358 (5.6% of the class)
  Comment: Items (6), (8), (9) and (11) reflect Shares that Robert W. Baird & Co. Incorporated ("RWB") may be deemed to beneficially own within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of the investment discretion or voting authority granted to it by its clients overs such Shares.
- BAIRD FINANCIAL CORP: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 585,358; sole dispositive power 0; shared dispositive power 585,358; aggregate amount beneficially owned 585,358 (5.6% of the class)
  Comment: Items (6), (8), (9) and (11) consist of Shares held by Robert W. Baird & Co. Incorporated.
- Baird Financial Group, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 585,358; sole dispositive power 0; shared dispositive power 585,358; aggregate amount beneficially owned 585,358 (5.6% of the class)
  Comment: Items (6), (8), (9) and (11) consist of Shares held by Robert W. Baird & Co. Incorporated.

## Item 1. Issuer
Name of issuer: Russell Investments Exchange Traded Funds
Address of issuer's principal executive offices: 401 UNION STREET, 18TH FLOOR, SEATTLE, WASHINGTON, 98101.

## Item 2. Person Filing
Name of person filing:
(1) Robert W. Baird & Co. Incorporated ("RWB")
(2) Baird Financial Corporation ("BFC")
(3) Baird Financial Group, Inc. ("BFG")
Address of principal business office or, if none, residence:
The address of the principal business office of each of RWB, BFC and BFG is:

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Citizenship: RWB, BFC and BFG are Wisconsin corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See the responses to Item (9) on the foregoing cover pages.

This Schedule includes those securities beneficially owned by, or deemed beneficially owned by, RWB, BFC, and BFG (collectively, "Baird Reporting Units") that have been aggregated together in accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release") for purposes of filing this Schedule. This Schedule does not include securities, if any, beneficially owned by, or deemed beneficially owned by, RWB, BFC or BFG or their respective subsidiaries or affiliates that has been disaggregated from that of the Baird Reporting Units in accordance with the Release. In accordance with Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule shall not be construed as an admission that a Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.
Percent of class: See the responses to Item (11) on the foregoing cover pages. The percentage was calculated based upon 10,400,000 Shares outstanding at June 30, 2026.
Sole power to vote or to direct the vote: See the responses to Item (5) on the foregoing cover pages.
Shared power to vote or to direct the vote: See the responses to Item (6) on the foregoing cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item (7) on the foregoing cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item (8) on the foregoing cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of the Reporting Persons or their affiliates have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held in such clients' accounts that are reported on this Schedule. To the knowledge of the Reporting Persons, no single such client account holds more than 5% of the outstanding Shares reported on this Schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 3 above. RWB is owned directly by BFC. BFC is, in turn, owned by BFG, which is the ultimate parent company of RWB.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Robert W. Baird & Co. Inc: Paul L. Schultz, Secretary & General Counsel (08/13/2026)
- BAIRD FINANCIAL CORP: Paul L. Schultz, Secretary (08/13/2026)
- Baird Financial Group, Inc.: Paul L. Schultz, Secretary (08/13/2026)